12g3(2)b #82-1941

COPY

VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: flacireno@vectorlaw.com

02034233

Our File No. 1143

VIA SEDAR

May 6, 2002

Attention: Manager, Information and Records

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

SUPPL

re: Pacific Amber Resources Ltd. (the "Company")
News Release - Incentive Stock Option Termination

In accordance with Section 85 of the Securities Act (British Columbia), enclosed, for your files, is a copy of a news release, dated May 6, 2002.

We advise that in order to meet the dissemination requirements of the TSX Venture Exchange, on behalf of the Company, a copy of the said news release has been forwarded to the following commercial news disseminators:

Vancouver Stockwatch Magazine — Market News

Yours very truly,
VECTOR Corporate Finance Lawyers

Per:
"Fina Lacireno"
Fina Lacireno
Legal Assistant

ftl
Encl.

cc: Pacific Amber Resources Ltd. (Attn: Hiro Ogata)
Alberta Securities Commission, w/encl. – via SEDAR
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.)
Securities & Exchange Commission (Attn: Division of Corporate Finance - Exemption No.82-1941, w/encl.)

p:\clients\1-sedar\pac-amb\news-rel\2002\sob-ltl.doc

PACIFIC AMBER RESOURCES LTD.
P.O. Box 3, 402 - 595 Howe Street
Vancouver, British Columbia
V6C 2T5
Tel. (604) 688-6681 Fax (604) 688-2641

TSX Venture Exchange Trading Symbol - PCR

May 6, 2002

NEWS RELEASE

James R. Billingsley, the Chairman of the Board of Directors of Pacific Amber Resources Ltd. (the "Company"), announces that Edward C. McFeely, P. Eng. has been appointed as President of the Company.

Mr. McFeely has more than 20 years of experience as a petroleum engineer and as a senior officer in the operation and management of oil & gas companies. He joined the Company as a director, Vice-President, Oil & Gas in June of 2001. He has been instrumental in raising $1.38 million in flow through funds, the acquisition of four producing oil & gas properties and five oil & gas exploration projects in Alberta.

The Board of Directors is confident that Mr. McFeely, as the new President, will provide the aggressive leadership and growth required to make the Company a leader in its field.

Hiro Ogata, the founder and long-time President is retiring. He will remain as a director.

On behalf of the Board,
Pacific Amber Resources Ltd.

James R. Billingsley,
Chairman of the Board of Directors